Exhibit 99.1

Samantha Harnett, General Counsel

Thanks and good afternoon everyone. With me on the call today is Lanny Baker, President and Chief Executive Officer of ZipRealty.

Before we begin, I’d like to note that during the course of this call various remarks we make about our future business, our plans, goals, and activity involve forward-looking statements. Statements about future results made during the call constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations. Actual results may differ materially from the plans, goals, and activity contemplated in these forward-looking statements and are subject to risks and uncertainties, including those described in today’s press release and in the Company’s most recent Form 10-K, copies of which can be viewed on the Company’s website under the investor relations section. Those risk factors are incorporated by reference into this earnings call.

With that, I’ll turn the call over to Lanny Baker.

Lanny Baker, Chief Executive Officer

Thank you for joining us on such short notice today. As announced in a joint press release issued earlier this afternoon, ZipRealty has entered into a definitive agreement to be acquired by Realogy for $6.75 per share in an all-cash transaction valued at approximately $166 million. With this transaction, Realogy is acquiring ZipRealty’s residential brokerage operations with 23 offices across the United States and our leading-edge, integrated real estate technology platform.

The transaction will be effected through a tender offer by Realogy that Realogy expects to launch tomorrow. ZipRealty’s Board of Directors has unanimously voted in favor of the merger proposal put forth by Realogy and recommended that stockholders tender their shares in the tender offer. The transaction is expected to close in the third quarter of 2014, subject to the satisfaction of customary closing conditions, including regulatory clearance.

This is an important event for ZipRealty’s shareholders. The purchase price of $6.75 per share reflects a 117% premium over yesterday’s closing price and a compelling outcome for the company’s investors, highlighting the strategic value of ZipRealty’s technological capabilities as well as the efforts of your management team and Directors to create value for the company’s owners. The process that led up to today’s announcement was extensive and thorough. The company and its Board of Directors were provided with excellent financial advice from our investment bank, GCA Savvian, and sound legal advice from Orrick, Herrington and Sutcliffe throughout all stages including the recent negotiations. Benchmark, our largest shareholder, and each of the company’s directors and executive officers have agreed to tender their shares in support of the transaction. As a leader in residential real estate with a dedicated focus on enhancing the consumer, broker and sales associate experience, we believe that Realogy is the most compelling strategic partner for our company.

I’d like to take a couple more minutes to share with you our perspective on this transaction and developments related to it. We will not take questions on this conference call; however, I encourage you to participate in a separate conference call to be hosted by Realogy today starting at 2pm Pacific time, 5pm Eastern. The dial in details for that call can be found in the joint press release announcing the transaction.

ZipRealty’s real estate agents will soon join the operations of NRT, Realogy’s owned brokerage subsidiary which operates under some of the industry’s most respected brands — which are Realogy’s franchise brands — in over 700 U.S. offices with approximately 42,600 independent sales associates. NRT has an extensive presence in most of our existing markets which we believe will make our agents more visible and their business more vibrant in the years to come. Following this transition, ZipRealty agents will continue to enjoy the full benefits of our industry-leading digital marketing support, customer lead flow and powerful technology, while also gaining access to the great resources and support of NRT. For our agents, we see this as an “everything you’ve ever had and a whole lot more” combination.

Similarly, joining forces with Realogy provides ZipRealty’s product development and marketing a platform for continued innovation and growth. Through our Powered by ZipRealty unit, we have been working with more than a dozen Realogy franchisees as well as NRT-owned brokerages for over a year now. With over 170,000 sales associates in its brokerage and franchised operations in the United States, Realogy provides the industry’s best distribution channel for ZipRealty’s product offerings. At the same time, Realogy’s industry knowledge and unique perspective on the needs of agents and brokerages will provide insight and inspiration to guide future product development.

Following this transition, ZipRealty will continue to operate from our headquarters in Emeryville, CA.

In closing, I would like to a moment to personally thank everyone who has contributed to the history and development of ZipRealty. This company was formed 15 years ago with great ambition and a big vision to change the real estate transaction experience for the better for consumers, agents and for the brokerage industry itself. And it was through the personal commitment and professional expertise of thousands of forward looking real estate agents, all of our hard working field leaders, scores of ground-breaking engineers and marketers, and an extremely hard-working team of key contributors in our headquarters that the original vision was brought to life. Their collective accomplishment up until today is something of which we all should be intensely proud; and as we prepare now to magnify all of that by integrating with Realogy, we can be confident that ZipRealty’s legacy and impact will be all that much more pronounced and bright in the future.

Thank you.